SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2003

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -

Signatures
NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date September 15, 2003	By:	/s/ Douglas A. Ball Douglas A. Ball Chief Financial Officer

210, 1167 Kensington Cr. N.W. Calgary, Alberta Canada T2N 1X7

FOR IMMEDIATE RELEASE

ONCOLYTICS BIOTECH FORMS SCIENTIFIC ADVISORY BOARD

CALGARY, AB, — September 15, 2003 - Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) has formed a Scientific Advisory Board to provide scientific and clinical guidance on the development of REOLYSIN®, the Company’s proprietary formulation of the human reovirus. The advisory board includes Ramon Alemany, Ph.D, Richard Gorlick, M.D., Alan Tuchman, M.D., and Frank Tufaro, Ph.D.

“We expect the experience and knowledge of our new advisory board to play a significant role in advancing REOLYSIN®, our potential cancer therapeutic, as well as future therapeutic candidates, through the clinical trial process and ultimately in seeking regulatory approval,” said Dr. Matt Coffey, Vice President of Product Development.

Ramon Alemany, Ph.D. is a recognized expert on the development of antitumoral agents based on adenovirus. During an eight-year period in the United States, he held progressively more senior positions in gene therapy laboratories at the MD Anderson Cancer Center, Baxter Healthcare Corporation and the University of Alabama at Birmingham. In 2001, he was appointed Director of the Gene and Viral Therapy Group at The Institut Catala d’Oncologia in Barcelona. Dr. Alemany is currently collaborating with Oncolytics to develop modified adenoviruses that are selective for Ras mediated cancers.

Richard Gorlick, M.D. is the Director of the Pediatric Sarcoma Laboratory and an Assistant Attending Pediatrician at Memorial Sloan-Kettering Cancer Center in New York. He is actively involved in the national pediatric cooperative group, the Children’s Oncology Group, for which he serves as the Chairman of the subcommittee on Bone Tumor Biology. Dr. Gorlick is known for his research work on the molecular pharmacology of antifolate resistance and developing new therapeutic approaches for osteosarcoma.

Alan Tuchman, M.D. works in private practice and is Clinical Professor of Neurology at New York Medical College. He is also the Principal of NeuroPhysics Corporation, a healthcare and neuroscience consulting firm. From 1997 to 2001, Dr. Tuchman was the Senior Vice President of Equity Research for Oscar Gruss & Son, where he conducted investment research and helped develop marketing strategies for healthcare companies. He also held senior neurology positions at New York Medical College and Lincoln Medical and Mental Health Center.

Frank Tufaro, Ph.D. has extensive start-up experience with biotech firms, and was one of the original founders of NeuroVir, Inc., a Vancouver-based biotech company, which has now merged with MediGene AG to develop herpes simplex virus-based oncolytic vectors for cancer therapy. Under Dr. Tufaro’s direction, NeuroVir and then MediGene Inc. were able to initiate and complete the first Phase I/II U.S. clinical trials of two herpes-based oncolytic viruses for the treatment of malignant brain tumors, and the treatment of colorectal cancer metastatic to the liver. He currently serves on scientific advisory boards for several biotech companies.

About Oncolytics Biotech Inc.

Oncolytics is a Calgary-based biotechnology company focused on the development of REOLYSIN®, its proprietary formulation of the human reovirus, as a potential cancer therapeutic. Oncolytics’ researchers have demonstrated that the reovirus is able to selectively kill human cancer cells in vitro that are derived from many types of cancer, including breast, prostate, pancreatic and brain tumours, and have also demonstrated successful cancer treatment results in a number of animal models. Phase I clinical trial results have indicated that there were no toxicology-related issues with the administration of the reovirus, and that the reovirus demonstrated activity in tumours injected with REOLYSIN®.

This news release contains forward looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward looking statements, including the Company’s belief as to the role of the Scientific Advisory Board in advancing the clinical development of REOLYSIN®, and the design, timing and success of planned clinical trial programs and other statements related to anticipated developments in the Company’s business and technologies, all of which involve known and unknown risks and uncertainties that could cause the Company’s actual results to differ materially from those in the forward looking statements. Such risks and uncertainties include, among others, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward looking statements. Investors are cautioned against placing undue reliance on forward looking statements. The Company does not undertake to update these forward looking statements

FOR FURTHER INFORMATION PLEASE CONTACT:

For Canada:	For Canada:	For United States:
Oncolytics Biotech Inc.	The Equicom Group	The Investor Relations Group
Matt Coffey, Ph.D.	Joanna Longo	Gino De Jesus or Dian Griesel, Ph.D.
210, 1167 Kensington Cr NW	20 Toronto Street	11 Stone St, 3th Floor
Calgary, Alberta T2N 1X7	Toronto, Ontario M5C 2B8	New York, NY 10004
Tel: 403.670.7377	Tel: 416.815.0700 ext. 233	T: 212.825.3210
Fax: 403.283.0858	Fax: 416.815.0080	F: 212.825.3229
www.oncolyticsbiotech.com	jlongo@equicomgroup.com	theproteam@aol.com